June 22, 2006

Mail Stop 4561

By U.S. Mail and Facsimile (604) 669-8803

Roger Gordon
President
Pure Pharmaceuticals Corporation
P.O. Box 55
1595 Stone Mill Park
Bellona, New York 14415

Re: Pure Pharmaceuticals Corporation, Inc.
Registration Statement on Form SB-2
Filed June 1, 2006
File No. 333-134659

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the registration for resale "at the market" of the shares of affiliates may be an offering by or on behalf of the company. As a result, such registration appears to be inconsistent with Rule 415(a)(4) of Regulation C. Refer to Item #29 of Section D of the Telephone Interpretation Manual. Please revise or provide the staff with an analysis and authority for such resale registration. In this regard, we refer to the 6,000,000 shares issued to Roger Gordon and Charlie Lee.

2.   Include an updated consent of the independent auditors in the pre-effective amendment.

3.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

Forward-looking information, page 3

4.   Please delete this section. Any such discussion of forward-looking statements should come after the risk factor section. In this regard, we note that there is a note regarding forward-looking statements at the end of the risk factors.

5.   In discussing forward-looking statements, please avoid providing a detailed list of "risks" that more properly belong in the risk factor section. For example, it is difficult to imagine how the fact that directors own approximately 47% percent of the stock could lead to a failure to achieve the results discussed in the document.

Prospectus Summary, page 5

6.   Please revise to include a summary discussion of the history of the company, including when it was founded and what specific activities it has been engaged in during the intervening time.

7.   Please revise the sentence that begins, "Once market due diligence has been completed…" to state more clearly the current status of your business plan. We note, for example, the discussion in the second paragraph of the second risk factor on page 7.

8.   Please disclose how soon you foresee the company's first product going into production.

9.   Please state the current amount of the accumulated deficit.

10.   Disclose that the independent auditor has determined that without additional infusion of capital, the company is unlikely to continue as a going concern.

Summary Financial Information, page 6

11.   The summary financial information you provided as of and for the period from inception to September 30, 2005 does not agree to the balances presented in your audited financial statements beginning on page 34. Please revise to provide the correct amounts for all periods presented in your filing, including your most recent interim period.

Risk Factors, page 7

12.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

13.   We note that several of your subheadings merely make a statement about the company and do not express a clear risk. The subheadings to the risk factors should clearly state a risk to the potential investor. As examples only, we note the subheadings "We will require additional financing…" and "Our independent auditor has raised doubt…" Revise subheadings throughout this section accordingly.

14.   Several of your risk factors use language stating that "there can be no assurance that…" or similar language. However, the risk is not your ability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

15.   Please include a risk factor discussing the dilution that will result from additional sales of your common stock.

16.   If material, please include a risk factor addressing any exposure you may have as a result of changes in foreign currency rates. We note your disclosure on page 39 that you use the Canadian dollar as your functional currency and that most of your transactions take place in Canada.

We will require additional financing…, page 7

17.   We note your statement that you have sufficient funds to "initiate" the identification process. However, you suggest elsewhere that you have been involved in the process of identifying viable products for some time. Please revise.

18.   Please disclose the risk that this secondary offering may reduce demand for the company's common shares and thereby increase the difficulty of selling equity capital in the future.

Even if we receive FDA approval…, page 8

19.   Please revise to elaborate the reasons why you may not be able to manufacture commercially viable products.

We expect to face competition from a number of companies…, page 9

20.   This risk factor and the following one appear to overlap considerably in content. Please revise to combine the two risk factors.

The manufacturers of identified MFAs will be located overseas, page 11

21.   Please revise to disclose more fully the risks of your business plan with respect to the manufacture of the MFAs. For example, state clearly that the company itself has no facilities or ability to produce its intended products, and discuss the expected costs of outsourcing all aspects of manufacturing. Also, identify more specifically who will be the manufacturer, and where they are located, or state that no manufacturer has been located.

If we are unable to hire additional qualified personnel…, page 12

22.   Please revise to quantify, for example, how many additional personnel you expect to need in what time frame, and what type of personnel. Also discuss expected costs of such hires.

Because our president and secretary have other business interests…, page 13

23.   Please identify the other business interests of your two officers.

24.   You state that despite their other business interests, Messrs. Gordon and Lee will have "adequate time" to attend to this business. Please revise here and elsewhere, for example the Directors and Executive Officers section, to disclose how much of their time will be devoted to the company.

Selling Shareholders

25.   With regard to the phrase "the pledgees, donees…" in the first paragraph, revise to indicate that any such sales would require the company to file a post-effective amendment naming the current holders before any sales could be made under the prospectus.

26.   Please add a column to the table showing the percentage of total shares currently held by each shareholder.

27.   Please disclose any family relationships among the first twelve listed selling shareholders.

Plan of Distribution, page 16

28.   Please revise to either delete references to agents and broker/dealers and commissions or revise to state if any agents or broker/dealers are used that a post-effective amendment will be filed naming such agents and/or broker/dealers and disclosing any compensation arrangements.

29.   In the sixth paragraph, with respect to compliance with applicable law, please state that the selling shareholders will comply with Regulation M.

Directors, Executive Officers, Promoters and Control Persons, page 17

30.   Please fully disclose the officers' business activities during the past 5 years, providing clear dates for all activities discussed. It is not clear, for example, whether Mr. Gordon is still with Orbus, or when he left that company, or what his activities might have been between the time he left Orbus and began Pure Pharmaceuticals.

31.   Please revise this section and elsewhere as necessary to avoid implying that there is more than one director.

32.   Please tell us whether Orbus Pharmaceutical is the same as the company known as Orbus Pharma Inc.

33.   Please revise to clarify how long Mr. Gordon was with Orbus, what offices he held, if any, and whether he was still with the company when it went public.

Security Ownership of Certain Beneficial Owners and Management, page 18

34.   Please provide addresses for the listed individuals, as required under Item 403 of Regulation S-B.

Description of Business, page 20

35.   Please revise to include a clear, detailed business plan. Provide a list of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues. Revise both your Summary and Business sections as necessary.

36.   State clearly where the company stands currently with respect to identifying appropriate MFAs for production, and explain why the company is still in the "exploratory stage" after being in existence nearly two years. In particular, we note the statement at the top of page 23 that you are in the process of securing the supply of active ingredients for your products, yet elsewhere the disclosure suggests that you have not yet identified specific MFAs to produce.

37.   How many different MFAs do you expect to produce initially?

38.   Disclose how long you expect it will take for the company to become profitable.

39.   Please clarify the significance of the statistics presented on page 21 under "The MFA Industry," and identify more clearly the source used. What does "FAO" stand for?

40.   Provide a basis for the statement at the top of page 23 that you believe your production costs will be lower than your "brand-name competitors."

41.   Clarify what is meant by "brand-name competitors" in light of the statement on the previous page that there are no large companies that dominate the market.

42.   Under "Competition" on page 24, please revise to clarify what is meant by "companies whose products may be used as an alternative or substitute for identified MFAs."

43.   The significance of the table on page 25 is not clear. It is labeled "veterinary medicine," a much broader category than MFAs. Please revise to clarify its relevance here and identify more clearly the source used. Also, tell us why you are using data that is five to seven years old.

Reports to Shareholders, page 27

44.   Please revise the first sentence to clarify when and how the company will make an annual report available to shareholders.

45.   Please revise to include the Commission's current address.

Plan of Operation, page 28

46.   Please revise your filing to clarify that your plan of operation describes all contractual obligations or other commitments which could require cash outlay over a twelve month period from your balance sheet date. For example, we note your disclosure on page 28 that you lease your principal office space. It is unclear whether your lease commitment has been included within your anticipated expenditures over the next twelve months.

Description of Property, page 28

47.   If material, please disclose when the current lease will expire and what contingencies are available to the company.

Certain Relationships and Related Transactions, page 28

48. Please delete from the list of bullet points any mention of positions that are nonexistent, for example, multiple officers and directors and persons proposed as nominees for election as director.

49. Please explain to us why you state that none of your officers or directors had any material interest or involvement in any proposed transaction that would materially affect them, in light of the disclosure on page 43 that a financing fee was paid to a director in connection with a private placement.

Market for Common Equity and Related Stockholder Matters, page 29

50. Please disclose the requirements for listing on the OTCBB and whether, for example, the company has identified a market maker for its shares.

Registration Rights, page 30

51. The statement that you presently have sufficient funds to pursue your plan of operation directly contradicts other statements made throughout the prospectus. Please revise.

Executive Compensation, page 31

52. Please describe any plans for future compensation of officers or state that there are no such plans.

Financial Statements

General

53. Please revise your reference to the date of the financial statements on page 32 to more clearly indicate which financial statement periods are included and which periods are audited. For example, it appears from your current presentation that only the unaudited December 31, 2005 financial statements are included in the filing.

Balance Sheets, page 34

54. Please revise to include sub-totals for total current assets, total assets, total current liabilities, total liabilities, and total liabilities and stockholders' equity.

Statements of Operations, page 35

55. Please revise your statements of operations and statements of cash flows to include presentation of comparable prior interim periods.

56.   In the interest of clarity to your financial statement users, please revise your filing to put parentheses around your net losses for each period, where applicable, to indicate that these amounts do not represent income.

57.   Please revise to disclose basic loss per share and weighted average number of shares outstanding from inception to the end of your most recent interim period.

Statement of Stockholders' Equity, page 37

58.   Please revise your filing as necessary to ensure the mathematical accuracy of the period-end totals presented in the columns titled "Share Subscriptions Receivable" and "Deficit Accumulated During the Development Stage".

59.   Please more clearly describe and revise your filing as necessary to clarify how you have accounted for gains and losses arising on foreign currency translation. It does not appear that such gains or losses were included as a separate component of stockholders' equity, as disclosed on page 39.

Note 1. Nature and Continuance of Operations, page 38

60.   Please revise to clarify that the accumulated deficit of $57,459 represents incurred losses from inception through your most recent interim period presented.

Note 2. Summary of Significant Accounting Policies, page 38

61.   Please revise to disclose your lease accounting policies and to provide the information required by paragraphs 16 and 29 of SFAS 13, as applicable.

62.   Please revise to include an affirmative statement that your interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to the instructions to Item 310(b) of Regulation S-B.

63.   We note your disclose on page 38 that you consider all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. However, neither your balance sheets nor your statements of cash flows make any reference to cash equivalents. Please revise your filing throughout, as appropriate, to use consistent language.

64.   Please update your disclosure on page 42 to describe the impact of the adoption of SFAS 123(R) during your second quarter ended March 31, 2006.

Note 4. Related Party Transactions, page 43

65.   Please revise to more fully describe the nature of the financing fee paid to your director. Your revised disclosures should clarify how the nature of services provided by the director in return for the financing fee varies from his ongoing responsibilities as a director of the company.

66.   Please revise to also disclose any related party transactions during the most recent interim period presented or provide a definitive statement that no such transactions occurred.

Note 5. Income Taxes, page 43

67.   Please revise to provide your income tax disclosures both for the annual audited period ended September 30, 2005 and your most recent interim period. Your revised disclosures should clearly indicate which amounts are unaudited.

68.   Please revise to clarify the nature of your deferred tax asset as of each financial statement period presented. If your deferred tax asset is the result of operating loss carryforwards, please also revise to disclose the expiration dates of such operating loss carryforwards. Refer to paragraph 48 of SFAS 109.

Note 6. Subsequent Events, page 43

69.   If applicable, please revise to indicate that this footnote is unaudited.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Stewart L. Muglich
        Sangra, Moller LLP
        1000 Cathedral Place
        925 West Georgia Street
        Vancouver, B. C. V6C 3L2
        Canada